UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 1)*

                          012 Smile.Communications Ltd.
                          -----------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)


                                   M98939107
                                   ---------
                                 (CUSIP Number)

                               December 31, 2008
                               -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M98939107

1   Name of Reporting Person:  Internet Gold-Golden Lines Ltd.
      I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:  Israel

Number of       5        Sole Voting Power:     0 Ordinary Shares
Shares
Beneficially    6        Shared Voting Power:   18,455,321 Ordinary Shares*
Owned by
Each            7        Sole Dispositive Power:   0 Ordinary Shares
Reporting
Person With     8        Shared Dispositive Power: 18,455,321 Ordinary Shares*

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                     18,455,321 Ordinary Shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9): 72.8%**

12  Type of Reporting Person (See Instructions): CO

-----------------
* Internet Gold-Golden Lines Ltd., or Internet Gold, the controlling shareholder of the Issuer, currently holds 18,455,321, or 72.8%, of the Issuer's ordinary shares. Eurocom Communications Ltd. is the controlling shareholder of Internet Gold, holding 65.32% of its ordinary shares. Mr. Shaul Elovitch, chairman of the board of directors of Internet Gold and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings' shares and 75% of Eurocom Holdings' management shares Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 65.32% of the ordinary shares of Internet Gold held by Eurocom Communications, and as a result of such power, may be deemed to have the sole voting and dispositive power as to the 18,455,321 ordinary shares of the Issuer held by Internet Gold

** Based on 25,360,000 ordinary shares that the Issuer advised were issued and outstanding as of December 31, 2008.

CUSIP No.  M98939107

1   Name of Reporting Person:  Eurocom Communications Ltd.
      I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:            Israel

Number of       5        Sole Voting Power: 0 Ordinary Shares
Shares
Beneficially    6        Shared Voting Power: 18,865,321 Ordinary Shares*
Owned by
Each            7        Sole Dispositive Power:  0 Ordinary Shares
Reporting
Person With     8        Shared Dispositive Power: 18,865,321 Ordinary Shares*

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                     18,865,321 Ordinary Shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  74.4%**

12  Type of Reporting Person (See Instructions):  CO



-----------------
* Eurocom Communications currently holds 410,000 ordinary shares of the Issuer. Internet Gold, controlling shareholder of the Issuer, currently holds 18,455,321, or 72.8%, of the Issuer's ordinary shares. Eurocom Communications Ltd., is the controlling shareholder of Internet Gold, holding 65.32% of its ordinary shares. Mr. Shaul Elovitch, chairman of the board of directors of Internet Gold and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings' shares and 75% of Eurocom Holdings' management shares Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 65.32% of the ordinary shares of Internet Gold held by Eurocom Communications, and as a result of such power, may be deemed to have the sole voting and dispositive power as to the 18,455,321 of the ordinary shares of the Issuer held by Internet Gold and the 410,000 ordinary shares of the Issuer held by Eurocom Communications.

** Based on 25,360,000 Ordinary Shares that the Issuer advised were issued and outstanding as of December 31, 2008.

  CUSIP No.  M98939107

1   Name of Reporting Person:  Shaul Elovitch
      I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:            Israel

Number of       5        Sole Voting Power:  18,865,321 Ordinary Shares*
Shares
Beneficially    6        Shared Voting Power:  0  Ordinary Shares
Owned by
Each            7        Sole Dispositive Power:  18,865,321 Ordinary Shares*
Reporting
Person With     8        Shared Dispositive Power:  0 Ordinary Shares

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                    18,865,321 Ordinary Shares**

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  74.4%**

12  Type of Reporting Person (See Instructions):  IN


-----------------
* Eurocom Communications currently holds 410,000 ordinary shares of the Issuer. Internet Gold, controlling shareholder of the Issuer, currently holds 18,455,321, or 72.8%, of the Issuer's ordinary shares. Eurocom Communications Ltd., is the controlling shareholder of Internet Gold, holding 65.32% of its ordinary shares. Mr. Shaul Elovitch, chairman of the board of directors of Internet Gold and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings' shares and 75% of Eurocom Holdings' management shares Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 65.32% of the ordinary shares of Internet Gold held by Eurocom Communications, and as a result of such power, may be deemed to have the sole voting and dispositive power as to the 18,455,321 of the ordinary shares of the Issuer held by Internet Gold and the 410,000 ordinary shares of the Issuer held by Eurocom Communications.

** Based on 25,360,000 Ordinary Shares that the Issuer advised were issued and outstanding as of December 31, 2008.

   Item 1.

   (a) Name of Issuer: 012 Smile.Communications Ltd.

   (b) Address of Issuer's Principal Executive Offices: 25 Hasivim Street, Petach-Tikva 49170, Israel

   Item 2.

   (a) Name of Persons Filing: Internet Gold-Golden Lines Ltd. ("Internet Gold")
                               Eurocom Communications Ltd.
                               Shaul Elovitch
       I.R.S. Identification No. of above person (entities only): N/A

   (b) Address of Principal Business Office or, if none, Residence:

       Internet Gold, 1 Alexander Yanai Street, Petach-Tikva, 49277, Israel; Eurocom Communications Ltd. and Shaul Elovitch 2 Dov Friedman Street, Ramat Gan, 52503, Israel.

   (c) Citizenship: Israel

   (d) Title of Class of Securities: Ordinary Shares, par value NIS 0.1 per share ("Ordinary Shares")

   (e) CUSIP Number: M98939107

   Item 3.  Not applicable

   Item 4.  Ownership

   (a)-(c) The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2008:

-------------------------------- --------------- ------------ -------------- -------------- -------------------- -------------------
                                                                                Shared
                                                               Sole power      power to        Sole power to        Shared power
                                     Amount                    to vote or     vote or to       dispose or to      to dispose or to
                                  beneficially     Percent       direct         direct          direct the           direct the
          Reporting Person          owned**:     of class*:    the vote**:    the vote**:    disposition of**:    disposition of**:
          ----------------          --------     ----------    -----------    -----------    -----------------    -----------------
-------------------------------- --------------- ------------ -------------- -------------- -------------------- -------------------
Internet Gold-Golden Lines Ltd.    18,455,321       72.8%           0         18,455,321             0               18,455,321
-------------------------------- --------------- ------------ -------------- -------------- -------------------- -------------------
Eurocom Communications Ltd.        18,865,321       74.4%           0         18,865,321             0               18,865,321
-------------------------------- --------------- ------------ -------------- -------------- -------------------- -------------------
Shaul Elovitch                     18,865,321       74.4%      18,865,321          0            18,865,321                0
-------------------------------- --------------- ------------ -------------- -------------- -------------------- -------------------

-----------------

* Based on 25,360,000 Ordinary Shares that the Issuer advised were issued and outstanding as of December 31, 2008.

* Eurocom Communications holds 410,000 ordinary shares of the Issuer. Internet Gold, controlling shareholder of the Issuer, holds 18,455,321, or 72.8%, of the Issuer's ordinary shares. Eurocom Communications Ltd., is the controlling shareholder of Internet Gold, holding 65.32% of its ordinary shares. Mr. Shaul Elovitch, chairman of the board of directors of Internet Gold and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings' shares and 75% of Eurocom Holdings' management shares Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 65.32% of the ordinary shares of Internet Gold held by Eurocom Communications, and as a result of such power, may be deemed to have the sole voting and dispositive power as to the 18,455,321 of the ordinary shares of the Issuer held by Internet Gold and the 410,000 ordinary shares of the Issuer held by Eurocom Communications.

   Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

   Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

   Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

   Item 9.  Notice of Dissolution of Group

                  Not applicable.

   Item 10. Certification

                  Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 12 , 2009

                                            INTERNET GOLD-GOLDEN LINES LTD.

                                            /s/Eli Holtzman
                                            ---------------
                                            Eli Holtzman
                                            Chief Executive Officer


                                            EUROCOM COMMUNICATIONS LTD.

                                            /s/Shaul Elovitch
                                            -----------------
                                            Shaul Elovitch
                                            Chairman


                                            /s/Shaul Elovitch
                                            -----------------
                                            Shaul Elovitch